Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com www.ccgirasia.com

For immediate release:

Pansoft to Acquire Beijing ITLamp Technology Co., Ltd.

Jinan, China, May 17, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that it has signed an agreement on Friday, May 14, 2010 to acquire Beijing ITLamp Technology Co., Ltd (“ITLamp”).

Pansoft will acquire 100% equity in ITLamp for approximately $3.07 million, 38% (approximately $1.17 million) of which shall be paid in cash and the balance in restricted Company stock (approximately $1.90 million) with three years of vesting period.  Unaudited 2009 revenue and net income for ITLamp was $0.99 million and $0.40 million, respectively.

ITLamp is a leading IT solution and service provider servicing oil companies in the Tarim oilfield with innovative products such as digital desktop office platform, material supply system, and analytical and test system.  These products are fully implemented at major sites of clients, including PetroChina Tarim Oilfield Company and Tarim Northwest Exploration Co., Ltd.  Pansoft will leverage ITLamp’s customer base and solutions to increase the Company’s presence in the oilfield market segment. In addition, ITLamp’s core proprietary technologies such as unified login authorization, digital signature and electronic seal system, and business process management will be combined with Pansoft’s solution portfolio and technology platform to provide higher quality services and more comprehensive solutions to its clients.

PetroChina Tarim Oilfield Company is located in the Tarim basin of Xinjiang Municipal Province, the largest Hydrocarbon-bearing basin in China.  According to the most recent estimates, the Tarim basin has approximately 16 billion tons of proven oil and gas reserves with 8 billion tons of crude oil reserves and 10 trillion cubic meters of natural gas reserves. ITLamp’s revenue in the calendar year of 2010 is projected to be approximately $1.4 million.

“Following the recent acquisition of Hongao Power technology and service, we have reached another important milestone in Pansoft’s expansion plan for 2010 with the acquisition of ITLamp,” said Hugh Wang, Chairman of Board, “ITLamp specializes in providing IT solutions for large oilfields with a strong presence in Tarim, which will significantly increase our industrial expertise and solutions in oil field management and operation to become a more comprehensive software service provider penetrating crude oil production market.  Additionally, ITLamp’s existing customer relationships will further strengthen and deepen our strategic relations with major oil customers.  With our current leadership and expertise in the oil and gas industry, we look forward to a successful integration of the ITLamp businesses efficiently and effectively.”

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, and inventory control and customer relationship management.

About ITLamp Technology Co., Ltd

ITLamp is a leading IT solution and service provider for oilfields, which is incorporated in September 2001 and registered in Beijing Zhongguancun Science Park, China.  Its R&D center is based in Urumqi, which is the capital of Xinjiang autonomous region.  The major customer of ITLamp is PetroChina Tarim Oilfield Company and the other customers include Changqing Oilfield, Tarim Northwest Exploration Co., Ltd., Sinopec Northwest Branch etc.  ITLamp has developed over 20 software programs in different areas of the oilfield operation.  It has over 70 employees, most of whom are based in Tarim.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate its business acquisition, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.
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